July 30, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Nicholas Lamparski

Re:	Paltalk, Inc.
Registration Statement on Form S-1
Filed on June 11, 2021, as amended on June 28, 2021
File No. 333-257036 (the “Registration Statement”)

Ladies and Gentlemen:

On July 29, 2021, we requested acceleration of the effective date of the above referenced Registration Statement to permit it to become effective at 2:00 p.m., Eastern Time, on August 2, 2021, or as soon thereafter as is practicable. We are no longer requesting that such Registration Statement be declared effective at such time, and we hereby formally, and with immediate effect, withdraw our request for acceleration of the effective date.

Should any member of the staff of the Securities and Exchange Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Greg R. Samuel, Esq. at (214) 651-5645.

Very truly yours,

PALTALK, INC.

By:	/s/ Jason Katz
Name:	Jason Katz
Title:	Chief Executive Officer

cc:	Greg R. Samuel, Esq., Haynes and Boone, LLP
Michael C. Haden, Esq., Haynes and Boone, LLP